Exhibit 99.1

Lufax Announces Results of Extraordinary General Meeting

SHANGHAI, Jun 25, 2025 /PRNewswire/ — Lufax Holding Ltd (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced the results of its extraordinary general meeting of shareholders held in Shanghai on Jun 25, 2025.

At the meeting, the following ordinary resolutions submitted for shareholder approval have been duly adopted:

1.	To remove PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company.

2.

Conditional upon the passing of the resolution 1 above, to appoint Ernst & Young and Ernst & Young Hua Ming LLP as the auditors of the Company to fill the vacancies and to re-appoint them as the auditors of the Company to hold office until the annual general meeting for the year ending December 31, 2025, and to authorise the Board to fix their remuneration.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc